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Exhibit (d)(3)

[JEFFERSON SMURFIT GROUP LOGO AND LETTERHEAD]

7 May 2002

Strictly Private & Confidential

To:
Madison Dearborn Capital Partners IV, L.P. ("Madison")
70 West Madison Street, Suite 3800
Chicago, IL 60602

Attention:        Sam Mencoff, Esq.

Dear Sirs

        In consideration of Madison agreeing, in connection with a potential offer on behalf of Madison, and/or its nominees) (which may or may not be made) for the entire issued share capital of Jefferson Smurfit Group plc ("JSG"), and the spin off by JSG to its shareholders of the shareholding in its US associate Smurfit Stone Container Corporation (together, the "Offer") to undertake further detailed due diligence on the JSG Group and incurring costs and expenses in relation to this, JSG and Madison hereby agree as follows:

1.	(a)	Save for the provisions of this Clause 1, nothing in this agreement shall have any effect or bind JSG in any way unless and until all necessary consents in relation to the matters set out in the following Clauses of this agreement shall have been received from the Irish Takeover Panel (the "Panel") pursuant to the Irish Takeover Panel Act, 1997, Takeover Rules, 2001 (the "Irish Takeover Rules").
(b)
JSG and Madison shall each use all reasonable endeavours to obtain as soon as possible consents from the Panel regarding the agreements set out in the succeeding Clauses of this agreement. Without limiting the generality of the foregoing sentence, the parties agree that JSG shall to-day submit a request to the Panel to consent to the agreements set out in this agreement. If and to the extent that the Panel consents to any of the agreements of JSG and Madison set out in any of the Clauses of this agreement, the provisions of paragraph (a) above shall be deemed to be satisfied in full and no longer operative with respect to the agreements of JSG and Madison so consented to by the Panel and each such agreement shall be a legal and binding obligation of JSG and Madison enforceable against each of them in accordance with its terms.
2.	(a)
For a period of six weeks from the date hereof, JSG will not directly or indirectly solicit, encourage or otherwise seek to procure any competing offer for JSG. If an Offer, which is recommended by the Independent Directors of JSG, is announced by Madison in accordance with Rule 2.5 of the Irish Takeover Rules, the said period of six weeks shall be extended until the day on which such Offer closes, lapses or is withdrawn. In this agreement, the said period of six weeks (and such extension thereof, if applicable) is referred to as the "Relevant Period".
(b)
If, during the Relevant Period, any other party shall express an interest to JSG in making an offer for JSG, JSG will only supply to such person information relating to the business, assets, financial or trading position of the JSG Group to the extent required by the Irish Takeover Panel Act, 1997 and the Irish Takeover Rules.
(c)
JSG will promptly notify Madison in writing of any approach received by or notified to JSG during the Relevant Period from a third party in connection with a competing offer or potential competing offer for JSG or any request for information received by JSG pursuant to Rule 20.2 of the Irish Takeover Rules.

(d)
Nothing in this Clause shall in any way restrict JSG from dealing, in accordance with its obligations under the Irish Takeover Panel Act, 1997 and the Irish Takeover Rules, with any other bona fide offer made by a party other than Madison.
3.
Subject to the provisions of Clause 4, JSG shall promptly (but in any event within thirty days) after receipt of written invoices or other written documentation, pay to Madison or to Madison's representatives (on Madison's behalf) an amount equal to all reasonable third party costs and out-of pocket expenses in connection with (a) the exploratory work and the preliminary due diligence carried out by Madison, and (b) the further detailed due diligence to be carried out by Madison as referred to above.
4.	Notwithstanding the provisions of Clause 3, it is agreed that:
(a)
if, and only if, Madison or any of its Affiliates (as defined in Clause 8) purchases any shares in JSG, JSG shall not be obliged to pay any amount to Madison or its representatives pursuant to the provisions of Clause 3, if and to the extent that, by doing so, it would be in breach of its obligations under Section 60 of the Irish Companies Act, 1963; and
(b)
(without prejudice to the provisions of paragraph (a) above), JSG's obligations to pay Madison or Madison's representatives pursuant to the provisions of Clause 3 shall in no event exceed an amount of US$2,000,000.
5.
Subject to the provisions of Clause 6, in the event of a recommended Offer being announced by or on behalf of Madison and/or its nominee(s), pursuant to Rule 2.5 of the Irish Takeover Rules, JSG will promptly (but in any event within thirty days) after receipt of written invoices or other written documentation pay to Madison or to Madison's representatives (on Madison's behalf) an amount equal to all reasonable third party costs and out-of pocket expenses in connection with the Offer (provided, however, that such costs and expenses shall not include any costs or expenses reimbursed or liable to be reimbursed to Madison or Madison's representatives pursuant to the provisions of Clause 3).
6.	Notwithstanding the provisions of Clause 5, it is agreed that:
	(a)	the amounts payable pursuant to Clause 5 shall be payable if, and only if:
(i)
the Offer having been made or announced pursuant to Rule 2.5 of the Irish Takeover Rules and, having given their recommendation of the Offer, the Independent Directors of JSG subsequently withdraw or adversely modify their recommendation of the Offer (other than by reason of a failure by Madison or any of its Affiliates to comply with its or their obligations under the Irish Takeover Rules) and thereafter the Offer is not made (with the consent of the Panel), lapses or is withdrawn; or
(ii)
the Offer (having been announced pursuant to Rule 2.5 of the Irish Takeover Rules) is not made (with the consent of the Panel) or, having been made, lapses or is withdrawn, as a result of a Competing Offer (as defined in Clause 7) being announced, made or pre-conditionally made after the Offer had been made or announced pursuant to Rule 2.5 of the Irish Takeover Rules, but prior to the Offer lapsing or being withdrawn, and if such Competing Offer subsequently becomes or is declared unconditional in all respects;
(b)
if, and only if, Madison or any of its Affiliates (as defined in Clause 8) purchases any shares in JSG, JSG shall not be obliged to pay any amount to Madison or its representatives pursuant to the provisions of Clause 5, if and to the extent that, by doing so, it would be in breach of its obligations under Section 60 of the Irish Companies Act, 1963; and

(c)
(without prejudice to the provisions of paragraph (b) above), the aggregate amount of the obligations of JSG to reimburse expenses to Madison, or Madison's representatives pursuant to the provisions of Clauses 3 and 5 shall in no event exceed an amount equal to 1% (one per cent) of the value of the Offer.
7.
For the purposes of Clause 6, the expression "Competing Offer" shall mean (a) an offer, scheme of arrangement, re-capitalisation or other transaction made by or on behalf of a third party which, if completed, would result in such third party or its associates holding more than 50% of the voting securities of JSG, or (b) a sale of assets which, if completed, would result in the sale or transfer to such third party or its associates of all or substantially all of the assets of JSG.
8.
For the purposes of this agreement, the expression "Affiliates" in relation to Madison shall mean the general partner of Madison and any partner or member of the general partner of Madison or the general partner of the general partner of Madison and any nominee or joint venture company promoted by any of such persons for the purpose of making the Offer.
9.
References in this agreement to the "Offer" shall include any offer effected by way, or partly by way, of a scheme of arrangement or reduction or redemption of share capital; provided, however, that it shall be for or in respect of the entire issued share capital of JSG.
10.
This letter is intended to be legally binding and shall be governed by, and construed in accordance with, Irish law and each of the parties hereby submits to the non-exclusive jurisdiction of the Irish Courts in regard to any matters arising out of this agreement.

        Please sign and return the enclosed copy of this letter as your acknowledgement that you agree to its terms.

Yours faithfully
Jefferson Smurfit Group plc
By:	/s/ HOWARD E. KILROY
Name:
Title:	Director

FORM OF ACKNOWLEDGEMENT AND AGREEMENT

        We hereby acknowledge and confirm our agreement to the foregoing.

Date: May 7, 2002
Madison Dearborn Capital Partners IV, L.P.
By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner
By:	/s/ SAMUEL M. MENCOFF
Name:	Samuel M. Mencoff
Title:	Managing Director of Madison Dearborn Partners, L.L.C.

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  Exhibit (d)(3)